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                                                                    EXHIBIT 99.1

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIRIES

                        COMPUTATION OF EARNINGS PER SHARE

                                       2001            2002            2003            2004            2005           2005
                                  -------------   -------------   -------------   -------------   -------------   ------------
WEIGHTED-AVERAGE COMMON SHARES
  OUSTANDING                         13,748,445      13,885,006      14,654,063      14,806,980      13,370,478     13,370,478
NET LOSS FOR THE PERIOD           Ps.  (780,212)  Ps.  (828,093)  Ps.  (399,115)  Ps.  (133,303)  Ps.   (71,239)  $     (6,651)

NET LOSS PER SHARE                Ps.    (56.75)  Ps.    (59.64)  Ps.    (27.24)  Ps.     (9.00)  Ps.     (5.33)  $      (0.50)